File No. 82-5089

News Release

ZURICH®

SUPPL

Annual General Meeting of Zurich Financial Services approves gross dividend of CHF 11

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, April 2, 2009 – The Annual General Meeting of Zurich Financial Services (Zurich) today approved a gross dividend of CHF 11 per registered share representing a 47% payout of 2008 earnings to shareholders. The net dividend of CHF 7.15 per share will be paid from April 7, 2009 on to those shareholders who will hold Zurich Financial Services shares on April 6, 2009.

The shareholders further approved an increase in both authorized and contingent share capital to a new maximum of CHF 1 million each, allowing for enhanced financial flexibility of the company for future capital management.

The shareholders also approved the change of Zurich's company name to Zurich Financial Services Ltd, which now includes its legal form. This change is in line with the revised Article 950 of the Swiss Code of Obligations, which requires all corporations to specify their legal form in the company name.

The Annual General Meeting has also re-elected Mr. Philippe Pidoux for a one-year term as well as Messrs. Thomas Escher, Don Nicolaisen and Vernon Sankey for a three-year term each as members of the Board of Directors.

The Board of Directors continues to consist of the following members:

- Manfred Gentz, Chairman
- Philippe O. Pidoux, Vice Chairman
- Susan Bies
- Victor L.L. Chu
- Tom de Swaan
- Thomas K. Escher

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ZURICH®

- Fred Kindle
- Armin Meyer
- Don Nicolaisen
- Vernon L. Sankey
- Rolf Watter

PricewaterhouseCoopers AG, Zurich, was elected as auditors for the business year 2009. The Annual General Meeting also approved all other agenda items. 1,572 shareholders (incl. proxies), representing 31,044,636 registered shares or 39.6 percent of the shares entitling to vote, attended the meeting in Zurich.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.